# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iBio, Inc., CIK 0001420720
CUSIP: 451033708
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: James Silverman, One Boston Place,, 26th Floor,, Boston,, Massachusetts (MA), 02108
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-013986
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (7.6% of the class)
  Comment: * Based upon 9,874,676 shares of common stock issued and outstanding on February 7, 2025, as reported by the Issuer on its registration statement on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2024. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

## Item 1. Issuer
Name of issuer: iBio, Inc.
Address of issuer's principal executive offices: 8800 HSC Parkway, Bryan Texas 77807

## Item 2. Person Filing
Name of person filing: Opaleye, L.P.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 750,000
Percent of class: 7.60%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 750,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
750,000

* Based upon 9,874,676 shares of common stock issued and outstanding on February 7, 2025 as reported by the Issuer on its registration statement on For filed with the Securities and Exchange Commission on February 10, 2025 and includes 375,000 shares issuable upon exercise of warrants that are exercisable within 60 days. This calculation does not include the exercise or conversion of any other outstanding securities of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Opaleye Management, Inc.: /s/ James Silverman, Managing Member of Opaleye GP LLC, the General Partner of Opaleye, L.P. (02/13/2025)